

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 26, 2017

Terry Wang
Chief Financial Officer
21Vianet Group, Inc.
M5, 1 Jiuxianqiao East Road
Chaoyang District, Beijing, the People's Republic of China

> **Re:** **21Vianet Group, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 12, 2017**
> **File No. 001-35126**

Dear Mr. Wang:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     /s/ Stephen Krikorian

     Stephen Krikorian
     Accounting Branch Chief
     Office of Information Technologies
     and Services